UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 2
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sinovac Biotech Ltd.
(Name of the Issuer)

Sinovac Biotech Ltd.
Mr. Weidong Yin

SAIF Partners IV L.P.

C-Bridge Healthcare Fund II, L.P.

Advantech Capital L.P.

Vivo Capital Fund VIII, L.P.

Vivo Capital Surplus Fund VIII, L.P.

Sinovac (Cayman) Limited

Sinovac Amalgamation Sub Limited
(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

P8696W104
(CUSIP Number)

No. 15 Zhi Tong Road, Zhongguancun Science and Technology Park

Changping District, Beijing 102200

People’s Republic of China
Tel: +86.10.8289.0088

Sinovac Biotech Ltd.
Helen Yang, Senior Director, International Business Development

Tel: +86 10 8289 0088
No. 15 Zhi Tong Road, Zhongguancun Science and Technology Park

Changping District, Beijing 102200

People’s Republic of China

Mr. Weidong Yin

Sinovac (Cayman) Limited

Sinovac Amalgamation Sub Limited

Tel: Tel: +86 10 8289 0088
No. 15 Zhi Tong Road, Zhongguancun Science and Technology Park

Changping District, Beijing 102200

People’s Republic of China

SAIF Partners IV L.P. Kenneth Lee Tel: +852 2918 2200 c/o SAIF Advisors Limited Suites 2516-2520, Two Pacific Place 88 Queensway Hong Kong	C-Bridge Healthcare Fund II, L.P. Wei Fu Tel: +86 21 8012 7764 Room 7/03 Workingberg Commercial Building, 41-47 Marble Road, North Point, Hong Kong
Advantech Capital L.P. Jianming Yu Tel: +852 2801 6988 Suites 1702-03, 17/F, One Exchange Square 8 Connaught Place, Central Hong Kong	Vivo Capital Fund VIII, L.P. Vivo Capital Surplus Fund VIII, L.P. Shan Fu, Lawrence Wang Tel: +650 688 0818 505 Hamilton Ave, Suite 207 Palo Alto, CA 94301 United States of America

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Allen C. Wang Zheng Wang Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 2912 2500	Timothy Gardner Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000
David Zhang Henry Yin Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761 3300	James T. Lidbury Vincent Ip Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 3664 6488
Z. Julie Gao Haiping Li Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3740 4700

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer

d.	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,448

TABLE OF CONTENTS

Page

Item 15 Additional Information	1
Item 16 Exhibits	1

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Exchange Act jointly by the following persons (collectively, the “Filing Persons”): (a) Sinovac Biotech Ltd., a company limited by shares incorporated under the laws of Antigua and Barbuda (the “Company”), the issuer of common shares, par value $0.001 per share, (b) Mr. Weidong Yin, a citizen of the People’s Republic of China (“Mr. Yin”), (c) SAIF Partners IV L.P. (“SAIF”), an exempted limited partnership formed under the laws of the Cayman Islands, (d) C-Bridge Healthcare Fund II, L.P. (“C-Bridge Capital”), an exempted limited partnership formed under the laws of the Cayman Islands, (e) Advantech Capital L.P. (“Advantech Capital”), an exempted limited partnership formed under the laws of the Cayman Islands, (f) Vivo Capital Fund VIII, L.P., a limited partnership organized and existing under the laws of the State of Delaware (“Vivo Capital Fund”), (g) Vivo Capital Surplus Fund VIII, L.P., a limited partnership organized and existing under the laws of the State of Delaware (together with Mr. Yin, SAIF, C-Bridge, Advantech and Vivo Capital Fund, the “Buyer Consortium”); (h) Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and (i) Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the laws of Antigua and Barbuda and a wholly-owned Subsidiary of Parent (“Amalgamation Sub”).

On June 26, 2017, the Company, Parent and Amalgamation Sub entered into an amalgamation agreement (as amended, restated or supplemented from time to time, the “Amalgamation Agreement”), pursuant to which Amalgamation Sub would be amalgamated with and into the Company (the “Amalgamation”). This Transaction Statement reports the termination of the Amalgamation Agreement.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on January 5, 2018 and Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on January 30, 2018.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On July 2, 2018, the Company issued a termination letter to the Parent and the Amalgamation Sub (the “Termination Letter”) notifying that the Company (acting upon the recommendation of the independent special committee of directors formed to review the proposal) terminated the Amalgamation Agreement with immediate effect pursuant to Section 8.02(a) of the Amalgamation Agreement.

On July 3, 2018, the Company issued a press release announcing the termination of the Amalgamation Agreement.

A copy of the Termination Letter is filed as Exhibit (d)-(8) hereto and is incorporated by reference herein. As a result of the termination of the Amalgamation Agreement, the Amalgamation will not be completed.

Item 16	Exhibits

(d)-(8)	Termination Letter, dated as of July 2, 2018, by the Company

1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2018

Sinovac Biotech Ltd.
By:	/s/ Simon Anderson
Name: Simon Anderson
Title: Director

2

Mr. Weidong Yin
By:	/s/ Weidong Yin
Name: Weidong Yin

3

SAIF Partners IV L.P. By SAIF IV GP, L.P. its general partner By SAIF IV GP Capital Ltd., its general partner
By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director of SAIF IV GP Capital Ltd.

4

C-Bridge Healthcare Fund II, L.P. (acting by its general partner, C-Bridge Healthcare Fund GP II, L.P. acting by its general partner, C-Bridge Capital GP, Ltd.)
By:	/s/ Wei Fu
Name: Wei Fu
Title: Authorized Representative

5

Advantech Capital L.P. By its General Partner, ADVANTECH CAPITAL PARTNERS LTD.
By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

6

Vivo Capital Fund VIII, L.P. By: Vivo Capital VIII, LLC Its: General Partner
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

7

Vivo Capital Surplus Fund VIII, L.P. By: Vivo Capital VIII, LLC Its: General Partner
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member
8

Sinovac (Cayman) Limited
By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Director

9

Sinovac Amalgamation Sub Limited
By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Director

10

Exhibit Index

(d)-(8)	Termination Letter, dated as of July 2, 2018, by the Company

11